Gold Hills Mining, Ltd.

100 Wall Street, 10th Floor

New York, NY 10005

Via Edgar Private Correspondence Filing

February 28, 2013

U.S. Securities & Exchange Commission

Division of Corporation Finance

Attention: John Reynolds

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:      Gold Hills Mining, Ltd. (the “Company”)

            Form 10-K for Fiscal Year Ended June 30, 2012

            Filed October 15, 2012

            File No. 000-50423

Ladies and Gentlemen:

The Company is in receipt of the Commission’s Comment Letter dated February 21, 2013 (the “Comment Letter”) addressing the Company’s Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2012. With this response letter, the Company is requesting an extension of an additional ten business days to respond to the Comment Letter, extending the deadline for such response from March 7, 2013 until March 21, 2013.

Please do not hesitate to contact the undersigned or our counsel if you have any questions or comments in regard to this letter or the information contained herein.  Thank you very much.

Sincerely yours,

/s/URMAS TURU

Urmas Turu

Interim Chief Executive Officer

cc:        Travis L. Gering, Esq.

            Wuersch & Gering LLP